Exhibit 99.1

Press Release

Eltek Announces Termination of Mr. Arieh Reichart as CEO of the Company.   Mr. Roberto Tulman Nominated as Interim CEO.

PETACH-TIKVA, Israel, July 29, 2014 (NASDAQ: ELTK) - Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, announced today that Mr. Arieh Reichart shall step down as CEO of the Company with immediate effect.

Mr. Roberto Tulman, who has been serving as the Chief Technology Officer of the Company, shall assume the position of interim CEO.  Mr. Tulman shall be supported by the Company’s Chairman, Mr. Yitzhak Nissan, who will take a more active role with the Company's day-to-day management during this interim period.

The Chairman thanked Mr. Reichart for his long service with the Company, during which he has led the Company to numerous achievements.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products.. For more information, visit Eltek's website at www.eltekglobal.com.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel   Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel   Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com